Euro Tech Holdings Company Limited
Form 6-K
Page 1 of 4


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



For August 6, 2004



               Euro Tech Holdings Company Limited
    -------------------------------------------------------
        (Translation of registrant's name into English)

 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
 -------------------------------------------------------------
            (Address of Principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [X]          Form 40-F  [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes  [ ]                No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-___________.


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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 4



Item 5.  Other Events
---------------------

On August 6, 2004, Euro Tech Holdings Company Limited (the
"Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

     Proposals presented to the shareholders at that meeting were the following:

Proposal 1.    The election of the following eight persons to the
               Company's Board of Directors:

          T.C. Leung
          Jerry Wong
          Nancy Wong
          C.P. Kwan
          Alex Sham
          Y.K. Liang
          Ho Choi Chiu
          Wang Xu Hong


Proposal 2.    Ratify Pricewaterhouse Coopers, Hong Kong as the
               Company's independent auditors for the Company's fiscal year to end December 31, 2004 ("Fiscal 2004").

     An aggregate of 3,557,782 shares, representing approximately
82.9% of the Company's 4,289,782 issued and outstanding shares on the record date were present in person or by proxy. A clear quorum was present.

     The shareholders in person or by proxy voted their shares as follows:


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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 4


Proposal Number 1.  Election of Directors:
------------------

----------------------------------------------------------------------------------------------------
                              For        Against         Withhold        Approximate Percentage of
                                                         Authority       "For Votes"
----------------------------------------------------------------------------------------------------
                                                                          Of Shares    Of All Issued
                                                                          Present      & Outstanding
                                                                                       Shares
----------------------------------------------------------------------------------------------------
T.C Leung                   3,554,647        0            3,135             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Jerry Wong                  3,554,647        0            3,135             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Nancy Wong                  3,554,647        0            3,135             99.9%           82.9%
----------------------------------------------------------------------------------------------------

C.P. Kwan                   3,554,647        0            3,135             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Alex Sham                   3,554,647        0            3,135             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Y.K. Liang                  3,554,047        0            3,735             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Ho Choi Chu                 3,554,047        0            3,735             99.9%           82.9%
----------------------------------------------------------------------------------------------------

Wang Xu Hong                3,554,637        0            3,145             99.9%           82.9%
----------------------------------------------------------------------------------------------------


Proposal Number 2.  Ratify Auditors:
------------------

---------------------------------------------------------------------------
        For        Against        Abstain        Approximate Percentage of
                                                 "For" Votes
---------------------------------------------------------------------------
                                                 Of Shares    Of All Issued
                                                 Present      & Outstanding
                                                              Shares
---------------------------------------------------------------------------

     3,555,237      1,635           910           99.9%           82.9%
---------------------------------------------------------------------------


     As a result, all of the Company's director-nominees were elected as Directors of the Company to serve in that capacity for the ensuing year. Also, the retention of Pricewaterhouse Coopers, Hong Kong as the Company's auditors for the Company's 2004 Fiscal Year was ratified.



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Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 4


                           SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              EURO TECH HOLDINGS COMPANY LIMITED
                              (Registrant)


Dated: August 10, 2004        By:   /s/T.C. Leung
                                 -----------------------------------
                                 T.C. Leung, Chief Executive Officer
                                 and Chairman of the Board

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